EXHIBIT 12(a)

United Rentals, Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	1999		2000		2001		2002		2003
			(dollars in thousands)
Pre-tax income	$241,807		$301,496		$196,474		$(101,384)		$(326,521)
Interest expense	139,828		228,779		221,563		195,961		209,328
Amortization of debt issue costs	4,154		6,880		9,468		10,080		12,387
Interest portion of rent expense	21,833		67,836		83,609		92,614		88,098

“Earnings”	$407,622		$604,991		$511,114		$197,271		$(16,708)

Interest expense	$139,828		$228,779		$221,563		$195,961		$209,328
Amortization of debt issue costs	4,154		6,880		9,468		10,080		12,387
Interest portion of rent expense	21,833		67,836		83,609		92,614		88,098

“Fixed Charges”	$165,815		$303,495		$314,640		$298,655		$309,813

Ratio	2.5	x	2.0	x	1.6	x	0.7	x	(0.1	)x